SEC FILE NUMBER: 001-32270
CUSIP NUMBER: 86183Q 100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __       .

PART I — REGISTRANT INFORMATION
StoneMor Partners L.P.
______________________________________________________________________________________________________
Full Name of Registrant

______________________________________________________________________________________________________
Former Name if Applicable
3600 Horizon Boulevard
______________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)
Trevose, Pennsylvania 19053
______________________________________________________________________________________________________
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
StoneMor Partners L.P. (the “Partnership”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017 (the “September 30 Form 10-Q”) by the prescribed filing deadline (November 9, 2017) without unreasonable effort or expense for the reasons set forth below.

As described in the Partnership’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2017, the Board of Directors of StoneMor GP LLC, the general partner of the Partnership, upon the recommendation of management, concluded certain of the Partnership’s previously issued consolidated financial statements should not be relied upon. In connection with its analysis and review of its historical recognition of revenue and related costs and its prior financial statements, the Partnership determined that its previously issued financial statements for the fiscal year ended December 31, 2015, and for each of the two years in the period ended December 31, 2015, and the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 would need to be restated. On September 18, 2017, the Partnership filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which included the restatement of the Partnership’s audited consolidated financial statements as of December 31, 2015, and for each of the two years in the period ended December 31, 2015. On October 27, 2017, the Partnership filed its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, which included the restatement of the Partnership’s unaudited condensed consolidated financial information for the three months ended March 31, 2016. The Partnership is working to finalize its financial statements to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017 (the “June 30 Form 10-Q”). In that regard, the September 30 Form 10-Q will not be filed until after the June 30 Form 10-Q is filed. Accordingly, the Partnership was unable to file its September 30 Form 10-Q by the prescribed filing deadline (November 9, 2017) without unreasonable effort or expense. The Partnership will file the September 30 Form 10-Q as promptly as practicable after the June 30 Form 10-Q is filed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark L. Miller	215	826-2800
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☒  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the focus on the completion of the June 30 Form 10-Q described in Part III above, the Partnership is not at a stage in the completion of its financial statements for the fiscal quarter ended September 30, 2017 that it can provide a reasonable estimate of the anticipated changes in results of operations from the quarter ended September 30, 2016.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Form 12b-25, including, but not limited to, information regarding the timing of the filing of the June 30 Form 10-Q and the September 30 Form 10-Q, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Generally, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “project,” “expect,” “predict” and similar expressions identify these forward-looking statements. These statements are based on management’s current expectations and estimates. These statements are neither promises nor guarantees and are made subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements, including, without limitation, risks relating to the following: the difficulty of predicting the timing of the completion of the restatement of the Partnership’s condensed consolidated quarterly financial statements, its impact on the Partnership’s financial results and the timing of the related filings; the Partnership’s inability to timely file its June 30 Form 10-Q and September 30 Form 10-Q and the consequences thereof; litigation and governmental investigations or proceedings arising out of or related to accounting and financial reporting matters; the Partnership’s ability to maintain an effective system of internal controls and disclosure controls, and other risks described in the Partnership’s filings with the SEC. Except as required under applicable law, the Partnership assumes no obligation to update or revise any forward-looking statements made herein or any other forward-looking statements made by it, whether as a result of new information, future events or otherwise.

STONEMOR PARTNERS L.P.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2017	By:	StoneMor GP LLC, its general partner

	By:	/s/ Mark L. Miller
Name: Mark L. Miller
Title: Chief Financial Officer and Senior Vice President